Given Imaging
Second Quarter 2010
Financial Results Conference Call
August, 12, 2010
9:00 a.m. ET

Operator: Good morning, and welcome ladies and gentlemen to the Given Imaging second quarter 2010 conference call. As a reminder, today’s call is being recorded. All participants are in a “listen only” mode. At this time I’d like to turn the call over to David Carey of Lazar Partners. Please go ahead.

David Carey: Good morning, and thank you for joining us.  With us today from Given Imaging are Homi Shamir, President and CEO, and Yuval Yanai, Chief Financial Officer. Before we begin, I’d like to read the following regarding forward-looking statements.

During the course of this conference call, the company may make projections or other forward-looking statements regarding future events or the financial performance of Given Imaging.

We wish to caution you that such statements reflect only the company’s current expectations, and the actual events or results may differ materially.

You are kindly referred to the risk factors and cautionary language contained in the documents that the company files with the Securities and Exchange Commission, including the company’s annual report on form 20-F, filed March 26, 2010. The company undertakes no obligations to update any projections or forward-looking statements in the future.

In today’s call, the company will make reference to certain non-GAAP financial measures, including adjusted net income, adjusted net income per share, adjusted EBITDA, and adjusted operating expenses. The reconciliation of these non-GAAP measures to the most directly comparable GAAP measures can be found in the company’s second quarter earnings release, which is posted on the Given Imaging web site.

I’ll now turn the call over to Homi Shamir, President and CEO of Given Imaging.

Homi Shamir: Thank you David.

Thank you all for joining us here today.

We are very pleased with our second quarter results despite the fact that it was a challenging quarter for us, as well as for other companies in the healthcare market, as Americans cut back on visits to the doctor and healthcare utilization overall was lower.  In the GI space, procedures in the U.S. have fallen considerably from levels a year ago.  This trend, along with the unstable European economy and the weakness of the Euro adversely effected revenues of our core product, PillCam SB2, which were essentially flat.   Despite these negative economic factors, we sold nearly 60,000 PillCam SB capsules in the second quarter, the second highest quarterly volume since the company’s inception.

The success of the Sierra Scientific acquisition, which contributed $5.7 million to our second quarter top-line, helped us to achieve a 17 percent increase in total consolidated revenues. In addition, Sierra delivered modest operating and net income, which will continue to improve going forward.

In the EMEA region, PillCam sales increased by 10 percent to 16,500 capsules, which was the highest level of quarterly PillCam sales ever in that region.  PillCam capsule sales in the APAC region were especially strong with 6,100 capsules sold, a nearly 50 percent increase compared to the same period last year.

In the Americas region, PillCam sales were slightly lower than what we sold in the second quarter of last year.  We believe that lower volume in the US reflects the trend that other companies have reported for the second quarter — a generally lower utilization of healthcare services among both the insured and uninsured populations.  People are going to the doctor less and that means less tests and less specialty visits. Based on feedback from our customers and industry data, we have learned that colonoscopy rates have also declined year over year.  Lower colonoscopy rates have a negative effect on the number of PillCam SB sold since our product is generally considered a secondary diagnostic tool after colonoscopy.  We are working on initiatives to increase PillCam utilization and we hope that expanded indications, as well as successful marketing activities will enable us to deliver growth in the Americas region going forward.

Looking at earnings, we continue to carefully manage our costs and I’m pleased that once again, we delivered on our goal of increasing profitability.  Gross margin on a non-GAAP basis in the second quarter of 2010 increased by more than one percentage point compared to last year.  This improvement was driven mainly by additional efficiencies in manufacturing, expansion of our materials sourcing, and by the completion of the transfer of Bravo manufacturing to Israel.

And on a non-GAAP basis, second quarter net income increased by 10.5 percent compared to the same period last year.  During the first six months of 2010, we can clearly see the gains we have made to our bottom line - net income on a non-GAAP basis grew by 43 percent compared to the first half of 2009. I would like to emphasize that our non-GAAP operating income translates to strong operating cash flow. This quarter we generated almost $8 million from operating activities, and in the first half of 2010 we have generated almost $12 million.

On April 1, we completed the acquisition of Sierra Scientific Instruments.  The combined organization has already started exchanging information about our customers, leveraging sales opportunities and conducting joint marketing activities.  GERD will be a key focus area for Given Imaging going forward and we have the full set of tools that doctors need to effectively diagnose this common disease.  We believe that our unparalleled leadership in specialty GI diagnostics will enable us to continue to increase both our top and bottom lines in the future.

Over the past 18 months we have successfully integrated two acquisitions, Bravo and Sierra into our company, and in the second quarter, revenue from those businesses was over $10 million, or almost 25 percent of total revenue.

In the case of Bravo, we shifted manufacturing to our facility in Israel which has resulted in a significant increase in the gross margin of this product, and we’ve significantly expanded Bravo revenues by more than 35 percent in the first six months of 2010 compared to the same period last year, with plans to grow the business even further, utilizing our existing sales channels.

We’ve been able to fund those acquisitions though our strong operating cash flow, and without shareholder dilution.  Our plan moving forward is to continue to evaluate opportunities in the GI market which would continue to help us accelerate future growth and profitability.

On August 27th, Given Imaging will co-sponsor the International Conference on Capsule Endoscopy and Double Balloon Endoscopy or ICCD along with Fuji.  More than 500 physicians and fellows from around the world will be attending this two-day conference in Paris.  Scientific sessions will focus on the combined role of PillCam and double balloon endoscopy and there will be numerous sessions and scientific papers devoted exclusively to PillCam.  This year the meeting is over-subscribed in spite of the fact that it takes place during the summer.

We are confident that our PillCam business will continue to grow during the second half of 2010.  Due to ongoing global economic uncertainty, particularly in the world’s largest healthcare market — the U.S. — we anticipate now that 2010 revenues will be in the lower range of our $167 to $174 million revenue guidance.   We’ve also updated our GAAP EPS to reflect the results of the provisional purchase price allocation for Sierra. We now anticipate that our GAAP EPS will be in range of 44 to 52 cents per share, while non-GAAP EPS remains unchanged.

Before turning the call over to Yuval, I’d like to take a moment to update you on the PillCam COLON 2 pivotal trial.  As we said earlier this year we’re on track with our original plan to initiate the PillCam Colon 2 clinical trial in the second part of this year.  We recently met with the FDA for a pre-IDE meeting and we are in the process of working out the details.  We look forward to updating you as soon as we have additional information.

In closing, I’m pleased that despite ongoing economic challenges we continue, we continue to grow our business as evidenced by the nearly 12% increase in our top line and 46% increase in non-GAAP net income in the first half of this year compared to last year.  I am confident that with the integration of Sierra, the production of Bravo in Israel, the strong operating profits and cash flow, as well as the growth potential in the PillCam business, that we will continue building a stronger and more profitable company.

I will now turn the call over to Yuval Yanai our CFO, who will provide additional details on our financial results.

Yuval Yanai:  Thanks, Homi.

Revenues in the Americas region, excluding Sierra, were $22.4 million, a 2 percent increase from last year. Revenues in the EMEA region remained the same at $10 million while revenues in the APAC region increased 28 percent to $4.1 million.  Sierra contributed $5.7 million to the consolidated revenues.

PillCam sales in the Americas decreased by 3 percent to approximately 37.2 thousand capsules, EMEA increased by 10 percent to 16.5 thousand capsules, while APAC increased by 49 percent to approximately 6,100 capsules.

Worldwide, we sold 55 systems in the quarter, compared to 134 systems in the second quarter of 2009. 7 workstations, or 13 percent of total workstations sold this quarter, were sold in the Americas; 24 workstations were sold in the EMEA; and 24 workstations were sold in APAC. This brings our cumulative system deliveries worldwide to almost 5,450 systems of which more than 3,000 systems are installed in the Americas region.  Also during the quarter we sold over 100 Rapid Access Systems, our software only solution. Since launching this product last year, we’ve sold over 668 systems.

Let me spend now few minutes on profitability.

Gross margin continued to improve, despite the adverse effect of the Euro on our average selling price. GAAP gross margin this quarter includes a one time charge of $1.5 million, resulting from the PPA for Sierra. The one-time charge is comprised of 2 items – a $650,000 charge related to the fair market value of the backlog of Sierra, and an approximate $600,000 charge related to the fair market value of finished goods. Going forward, there will be a quarterly $230,000 PPA charge which related to amortization of technology acquired.

GAAP net income for the second quarter of 2010 was $2.2 million, or $0.07 per share on a fully diluted basis, compared to $4.9 million, or $0.16 per share in the same period last year.  Non-GAAP net income for the second quarter of 2010 was $6.3 million, or $0.20 per share, compared to a net income of $5.7 million, or $0.19 per share in the second quarter of 2009. Non-GAAP net income excludes the $1.3 million of expenses related to the Sierra acquisition and $2.8 million of equity related compensation expenses.  Compensation expenses this quarter were higher than prior quarters due to a one time charge related to board member option plans. Looking ahead, I expect compensation expenses to return to the average level of approximately $2 million per quarter.  Non-GAAP net income for the second quarter of 2009 excluded equity related expenses of $2.2 million and one-time tax gain of $1.4 million.  Please see our press release for the change in fully diluted shares from Q2 2009 to Q2 2010.

We continue to generate strong operating cash flow. This quarter we generated almost $8 million from operating activities and our consolidated cash, cash equivalents, short-term investments and marketable securities at June, 30 were almost $73 million.

Moderator, you may now open the call to questions

Operator:  Thank you.  The question-and-answer session will be conducted electronically. If you would like to ask a question, please do so by pressing the star key followed by the digit one on your touchtone telephone. If you are using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. Once again, that’s star one to ask a question. And we'll pause for just a moment to assemble our queue.

And we'll go first to Amit Hazan with Gleacher & Company.

Amit Hazan:  Thanks, hey, good morning, guys.

Homi Shamir:  Good morning, Amit.

Yuval Yanai:  Good morning, Amit.

Amit Hazan:  I wanted to ask first just if you have any specific data on patient volumes into the gastroenterologist and have a sense for specifically how much procedures have declined in the quarter, you know, kind of versus historic - what we would see historical maybe even for colonoscopies? Do you have any specific data on that?

Homi Shamir:  Yeah, Amit, so we have specific data. And we have the data that we collect from a company called STI. It’s similar like IMS. And related to colonoscopy, related that - I'm talking related to our business, you know, for a procedure that are in colonoscopy that they after that there is a negative finding, they will do a Pill Cam are down year over year in the last quarter was over 10%. So we have this number.

And that’s why I'm saying I'm very pleased with the result because our business is doing better than the rest. It’s also showing to us some indication that we probably making headway in our development of new indication like Crohn and other diseases.

Amit Hazan:  Okay, that’s great, that’s very helpful.  And then just, Yuval, on the gross margin line, it looks, again — it looked, again, very strong and it’s been sustainable at this 77% level now for quite some time.

With Sierra coming in for the rest of the year or is there anything else that we should be thinking about that would drive gross margin down? Or is that now a sustainable level for you?

Yuval Yanai:  Well, it looks right now at a sustainable level. I think the one item that may affect gross margin positively or negatively is the exchange rate, which we can not predict.

Other than that, I think we have a solid gross margin. And this level, you know, around 77% give and take a few decimals is a sustainable one.

Amit Hazan:  Great and then the last question for me is just on Japan. It just seems like you’re getting some really nice and maybe a little bit more sustainable traction there in these recent quarters.

And I'm wondering if you can just give us a little bit more color on what you’re seeing from your distributors and what’s driving the success and how we should think about that market now for the next year?

Homi Shamir:  It’s obviously, Amit, it’s a growing market. And it did not grow the way we wanted initially, but it’s taking longer time to get momentum, but the momentum is there. You can see that - actually you see the growth in PillCam.

We think this growth will continue from quarter over quarter and you will see it year over year. And it will affect the revenue also. It, I mean, it will increase our revenue that we receive from Japan. So, you know, it’s taking its time, but it’s moving in the right direction.

Amit Hazan:  Very good. Thanks very much, guys.

Operator:  And we'll go next to Sameer Harish with Needham & Company.

Sameer Harish:  Hi guys.  A quick follow-up on the question on Japan — can you talk a little bit about, you know, whether the traction is coming more from Fuji or Suzuken? And maybe just give us some details on how their different price strategies are playing out?

Homi Shamir:  Yeah, I mean, again, I don't want to get too much of the detail, but actually Suzuken because they had such a large installed base are doing very well now in the utilization part of that, which means that’s where we are getting the PillCam.

Fuji as being a relative new distributor, they need to concentrate and build more the installed base in order to get the PillCam, so still the majority of the revenue coming from Suzuken due to their large installed base.

Today in Japan, we still maintain 80% market share compared to the competition, so we are very pleased with that. And it will continue, the trends will continue.

Sameer Harish:  Okay and what would you say is your visibility in terms of, you know, PillCam orders with Suzuken? Has it stabilized? Do you feel like you have good quarter-by-quarter visibility there?

Homi Shamir:  Yes, absolutely. It’s like the backlog in a way, okay. You know it’s coming. Whatever you have already, you know it will come. And the question is how much additional you can grow against the next quarter compared to the current quarter.

Sameer Harish:  Great and on the colon, can you remind us when you’re next scheduled to speak with the FDA? And perhaps just give us, you know, any thoughts you have on the initial planning stages for the pivotal trial, if you already have sites enrolled — just remind us how many you’re targeting.

Homi Shamir:  Again, I don't want to go too many details, but we had our pre-IDE, as I said. And after that, we are ready to go. And we are preparing the site and I - as I said earlier, we are on track.

When we'll be ready to announce the site, how many sites and et cetera, we will announce it. But as previously I said, we are going after the 510(k) procedures and we are - estimate that it will be around 400 to 600 patient as initially we thought and said.

So nothing changed in what we said. And as soon as we start the clinical trial here in the States, we will announce and issue a detailed press release that will give the information.

Sameer Harish:  Okay, great and a quick question for Yuval — can you just give us a sense of where the Bravo inventory is in terms of have you burned through all of the Medtronic inventory or is there still some left?

Yuval Yanai:  We have already got rid of virtually all of Medtronic inventories and therefore we were able to show quite a significant improvement in gross margin this quarter. And by the way, this is one of the reason why gross margin is keeping improving although Sierra is characterized by slightly lower average gross margin.

Sameer Harish:  Thank you, guys.

Yuval Yanai:  Thank you.

Operator:  And we'll go next to Sergey Vastchenok with Oppenheimer.

Sergey Vastchenok:  Hi, guys.  Regarding the FDA timeline for, you know, for the COLON 2, I understand that you don't want to go into too much details about it, but do you still stick to the - your earlier assumption of Q2 '11 as the date for filing? Or you think it could be earlier or later?

Homi Shamir:  Well, we are still saying the same dates that we keep saying that we'll do, start the clinical trial on the second part of this year, which we are now, and it will take six to nine months to do the trial. So you can do the calculation. But we - those are the dates and we are sticking to those dates.

Sergey Vastchenok:  Okay, fair enough.  And to regarding an approval for small bowel in additional geographies — Germany and Brazil as the major two — do you see any changes in the approval schedule and what do you - when do you expect it to come in?

Homi Shamir:  We are making progress. And as soon as we have something to report, which hopefully shortly, we'll report.

Sergey Vastchenok:  Okay.  Do you expect it to be - to come before the year-end?

Yuval Yanai:  Sergey, I think that we are - what we are trying to say, it’s beyond our control. We made good progress. It’s now in the hand of the authorities and hopefully it’s going to happen soon. But we - really we can not make a prediction about that.

Sergey Vastchenok:  Okay, fair enough and the situation in Europe, how do you see it apart from the euro decline? Do you see any impact on your business from austerity measures in healthcare budgets in the European countries and to which extent?

Homi Shamir:  Yes, definitely. As any other business similar like what we are seeing in America, we see certain countries that the economy is not doing well and it’s affecting our business.

I mean, so the growth is not there the way we want it. Nevertheless, still Europe growing to us on the double-digit number or even more and we like it to continue to be like that. But yes, certain economy out of - and especially the healthcare system there is all controlled by the government. We see some difficulty there.

Sergey Vastchenok:  Okay and regarding Sierra and the early Bravo acquisition, do you expect any cannibalization for - on the Bravo business from Sierra Scientific? And what - how to you see the growth rates in this area?

Homi Shamir:  No, I mean, we don't. We see a lot of synergy between the businesses. And we think that the businesses will continue to grow and especially when we are using now our knowledge in the marketing of the product and our sales force, I think we see that both business will continue to grow steady.

Operator:  And as a reminder if you would like to ask a question today, please press star one.  We'll go next to Bryan Brokmeier with the Maxim Group.

Bryan Brokmeier:  I guess you’re - when you’re talking about the APAC growth PillCam sales, of course, it was very strong, but you just here in the last answer, you kind of talked a little bit about the EMEA PillCam growth.  I was wondering if you could talk a little bit more about where that - you’re seeing the strong growth because it was definitely stronger than I was expecting and, you know, above where it had been trending.

Homi Shamir:  Well, I mean, we have this continued strong growth in France because of the reimbursement and Germany we see a good - continue the growth. Their economy is not so bad.

But if you look at Italy, for example, it’s not that we keep growing in Italy, but because the system don't have too much money to pay. The payment terms are very low normally are here. It’s not affecting us. It’s affecting our distributor.

So just an example, an economy like Greece affected. We know about unemployment in Spain. So, you know, but, again, that’s where we came to the lower part of our guidance and - but we feel good about it.

If basically the euro will remain where it is now, it will help us. If we will not see any other things in - disaster in Europe, we’re feeling good the direction we are going.

Bryan Brokmeier:  Good and on the German national reimbursement, are - when are you expecting that? And also Brazil and are there any other expected reimbursements in the near term?

Homi Shamir:  I think Yuval just say - answer it Sergey we are doing a good progress. We are not too far from the - but, again, we can not control when the government will make the announcement, but we know we almost there.

Bryan Brokmeier:  Okay and how are ASPs looking during the quarter? I know that in the EU it probably was negatively impacted, you know, the dollar value of ASPs, but were they - are they still remaining stable?

Yuval Yanai:  Yes, they remain stable. We pay the - the ASPs in local currencies do not change. The - only the - we feel the effect when it translate it into US dollars.

So for example, today I hope we do not make too many sales today because the US is very weak today. So Homi said I wish it would stay like this I wish it will not. But, you know, its the exchange markets, we do not control it. But basically we still are able to maintain our ASP virtually everywhere.

Bryan Brokmeier:  Great and one last quick question on, you know, have you begun investing in EMEA resources for Sierra and Bravo? And when do you expect to see meaningful impact from that investment?

Homi Shamir:  First, Sierra has some resources in Asia Pacific and also in Europe. We are going to consolidate this into our operation and put it together. But I don't see any tremendous thing.

Maybe we hire one or two people to push the sales there, but - and especially most of the sales are going through distributor, but I don't see any kind of big investment for - that’s affecting our P&L.

Bryan Brokmeier:  Well, I was thinking more along the lines of you said you were going to start work training your sales force on the two products and, you know, looking to really synergize sales because of, you know, now you can have two products to train them on as opposed to just training them on Bravo.

Homi Shamir:  Correct. We already done - you see in - in Europe, we are operating in two country directly, so we conduct some training for our sales force.

And the rest of Europe is really consolidated distributor and decide which distributor is going to go and carry the product line, we are working on that. And by the end of the year, we will reach the point who is going to be the survival distributor that carry the product line.

Bryan Brokmeier:  Okay, good. Thank you.

Operator:  Again if you would like to ask a question, please press star one.  And we'll go next to Anthony Petrone with Jefferies & Company.

Anthony Petrone:  Homi, Yuval, hi. How are you?

Homi Shamir:  Hi Anthony.

Yuval Yanai:  Good morning, Anthony.

Anthony Petrone:  Just one question on regulatory guidelines if the 510(k) as it relates to COLON 2. We’re seeing a lot of, you know, changes with the 510(k) approval pathway and we’re hearing of increased hurdles of going down that pathway and, in fact, the - there is a preliminary whitepaper out there on changes that are being proposed in regards to the 510(k) pathway.

Is that changing the way you’re approaching the COLON 2 pivotal trial? And if so, it seems like it has not changed the timeline. I'm just wondering if that is in the thought process and any changes to that that you’re considering.

Homi Shamir:  Obviously it is in the thought process and our consideration. But as I said, we recently met the FDA. We know about the changes. They - we know about the changes in the environment. But at this stage, we are going on the 510(k) process.

Anthony Petrone:  And just out of curiosity, have you noticed in this go-around with the FDA how significant are the changes relative to prior products that you've had approved with the 510(k) pathway?

Thank you.

Homi Shamir:  Not yet, not yet. I could not comment about - I really - we have our relation. We knows what we are doing. They know what they are doing. And I did not notice any kind of changes that can be adverse to where we are going. But you never know. You never know.

Anthony Petrone:  Okay. Thank you again.

Operator:  And with no further questions in the queue, I'd like to turn the conference back over to Mr. Shamir for any additional or closing remarks.

Homi Shamir:  Thanks again for joining us today. In September, we will be participating in several investor conference, including the Morgan Stanley Unplugged Healthcare Conference, the Stifel Healthcare Conference, and the UBS Life Science Conference. We look forward to seeing you there.  Thank you.

Operator:  And that does conclude today’s presentation. We thank you for your participation.